

October 26, 2023

Anne Mehlman
Chief Financial Officer
Crocs, Inc.
13601 Via Varra
Broomfield, Colorado 80020

> **Re: Crocs, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K furnished July 27, 2023**
> **File No. 000-51754**

Dear Anne Mehlman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Note 12. Revenues, page F-28

1. We note that your notes to the financial statements include detail of revenue by channel, as well as by your geographical segments, and the Hey Dude brand. We also note that in your earnings calls and investor presentations there appears to be a focus on the product categories within the Crocs Brand of sandals, clogs, and jibbitz, and your calls discuss revenue and growth within these categories. In light of this focus on these products, please tell us the consideration you gave to disclosing the revenue related to each of these products in the notes to the financial statements. See guidance on disaggregated revenue disclosure in ASC 606-10-55-89 though 55-91.

Note 17. Segments, page F-36

2. We note that in addition to disclosing your identified segment profitability measure, income from operations, for your four identified reportable segments, you also report a subtotal for total Crocs Brand income from operations, which includes an adjustment for

Anne Mehlman
Crocs, Inc.
October 26, 2023
Page 2

"Brand corporate" expenses. In light of the fact that Crocs Brand is not identified as a segment, please tell us why you believe it is appropriate to present a Crocs Brand income from operations measure. In this regard, the reconciliation required by ASC 280-10-50-30 should be the total of your reportable segments' measures of profit or loss to your consolidated income before income taxes. Allocations and other adjustments should be made after totaling the segment measures of profitability. Additionally, the amount of each segment item reported in Note 17 should be the measure reported to the CODM for purposes of making decisions about allocating resources to the segment and assessing its performance. See guidance in ASC 280-10-50-27. Please advise or revise accordingly. Further, disclosure of Crocs Brand income from operations within MD&A, such as on page 36, would be considered a Non-GAAP measure and should be identified as such if you continue to present in future filings.

Form 8-K furnished July 27, 2023

Exhibit 99.1 Earnings Release, page 1

3.   We note your disclosure that management uses non-GAAP results to assist in comparing business trends from period to period on a consistent basis in communications with the board of directors, stockholders, analysts, and investors concerning our financial performance. You believe that these non-GAAP measures are useful to investors and other users of your condensed consolidated financial statements as an additional tool for evaluating operating performance and trends. However, this reason appears to be a general statement that applies to all Non-GAAP financial measures disclosed in your Form 8-K. Please revise future filings to provide for each non-GAAP measure, the specific reason(s) why management believes the presentation of such non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Management's reason should be specific to the individual non-GAAP financial measure and avoid the use of overly generic boilerplate language. See guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing